UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)

                                  LNH REIT, INC
                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                   502115108
                                 (Cusip Number)

                                 Arthur E. Lee.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 425-7044

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications

                                  May 16, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP NO. 502115108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Partners Corporation - I.D. #13-3114801

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]

                                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF             7  SOLE VOTING POWER
SHARES                   None
BENEFICIALLY          8  SHARED VOTING POWER
OWNED BY                 None
EACH                  9  SOLE DISPOSITIVE POWER
REPORTING                None
PERSON WITH           10 SHARED DISPOSITIVE POWER
                         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14  TYPE OF REPORTING PERSON*
         CO,BD

SCHEDULE 13D

CUSIP NO. 502115108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage Fund - I.D. #13-3269989

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]

                                                                      (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF             7  SOLE VOTING POWER
SHARES                   None
BENEFICIALLY          8  SHARED VOTING POWER
OWNED BY                 None
EACH                  9  SOLE DISPOSITIVE POWER
REPORTING                None
PERSON WITH           10 SHARED DISPOSITIVE POWER
                         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14  TYPE OF REPORTING PERSON*
         PN,BD

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         Loeb  Arbitrage  Fund (LAF), 61 Broadway,  New York,  N.Y.,
10006 is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc.,(LAM) a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President.

         Loeb  Partners  Corporation  (LPC),  61  Broadway,  New
York, N.Y., 10006, is a Delaware corporation. It is a registered broker dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Henry A. Loeb is Vice Chairman and a director of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC. Arthur E. Lee is an Executive Vice President. Henry A. Loeb is an uncle of Thomas L. Kempner

         Loeb Holding Corporation (LHC), a Maryland corporation, 61 Broadway, New York, N.Y., 10006 is the sole stockholder of Loeb Arbitrage Management, Inc., and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. Henry A. Loeb and Irwin D. Rowe are also directors of LHC, as are Robert Krones, Andrew J.McLaughlin, Jr. and Edward E. Matthews. Mr. Matthews address is 70 Pine Street, New York, N.Y., 10270. The business address of the other individuals is 61 Broadway, New York, N.Y., 10006.

         All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicialor administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.

         No change.

Item 4.  Purpose of Transaction.

         No change.

Item 5.  Interest in Securities of the Issuer.

         (a) The persons reporting hereby owned no shares of Common Stock as of May 16, 1996:

         (b) Not applicable.

         (c) As of May 16, 1996 all shares of Common Stock of the Issuer beneficially owned by the reporting persons were exchanged for shares Common Stock of Eastgroup Properties as follows:

                                  Old Shares        New Shares
      Loeb Arbitrage Fund          102,731           37,712
      Loeb Partners Corporation     11,069*           4,062*

         (d)           Not applicable.

         (e) On May 16, 1996 the reporting persons ceased being beneficial owners of Common Stock.

---------------
* Including 6,982 and 2,562 shares, respectively, held for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be filed as Exhibits.

         None.





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



Signature

         After reasonable and to the best of my knowledge and belief, we certify that the information set forth in this statement is true and correct.


January 24, 1997                          Loeb Arbitrage Fund
                                       By:Loeb Arbitrage Management, Inc.



                                       By:  /s/ Arthur E. Lee
                                            Arthur E. Lee,  President

January 24, 1997                            Loeb Partners Corporation



                                       By: /s/ Arthur E. Lee
                                           Arthur E. Lee, Exec.V.P.




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